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                           July 29, 2020

       John E. Blocher
       Interim Chief Financial Officer
       Fox Factory Holding Corp.
       6634 Hwy 53
       Braselton GA 30517

                                                        Re: Fox Factory Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 3, 2020
                                                            Filed March 3, 2020
                                                            Response dated July
1, 2020
                                                            File No. 001-36040

       Dear Mr. Blocher:

              We have reviewed your July 1, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 18, 2020 letter.

       Form 10-K for the Fiscal Year Ended January 3, 2020

       Notes to Consolidated Financial Statements
       Note 1: Description of the Business, Basis of Presentation and Summary of Significant
       Accounting Policies
       Segments, page 77

   1. We note your responses to comments 1 and 2 in our letter dated June 18, 2020. Please address the following:

                                                              Provide us with
additional details about your management structure and how your company is
organized. In your response, expand on your description of PVG and
                                                            SSG.
 John E. Blocher
FirstName
Fox FactoryLastNameJohn
            Holding Corp.E. Blocher
Comapany
July       NameFox Factory Holding Corp.
     29, 2020
July 29,
Page  2 2020 Page 2
FirstName LastName
                Expand on your description of the roles and responsibilities of your CODM, the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles. In your response, describe in further detail the limitations of the
              PVG and SSG group presidents    decision-making authority over
certain items that
              contribute to their group   s performance.
                Describe the key operating decisions, who makes these decisions, and provide us with additional details about how performance is assessed and how resources are allocated within your business.
                Expand on your discussion of how adjustments are made to the budget based on the
              CODM   s review, and how such adjustments are discussed and
assigned among the
              CODM   s direct reports. Also, tell us whether the CODM is
involved in assigning the
              adjustments to the budget among the various groups, and if so, what, if any, financial information is reviewed or discussed in assigning such
adjustments.
                Describe the basis for determining the compensation for the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles.
              In your response, also provide additional details about why the SSG and PVG
              presidents    employment agreements include an incentive
compensation agreement
              based on Group Target Adjusted EBITDA, and if this measure was used for determining compensation in prior periods, tell us what changed to cause the use of
              Company Adjusted EBITDA on a consolidated basis.
2.       You state in your responses to comments 1 and 2 that the CODM    is
provided with
         budgets and income statements that consolidate margins and income from operations
         You also state that the    [f]inancial information provided to the
CODM includes budgeted
         and actual income statements, including a breakdown of revenue by operating group, but
         consolidating margins and income from operations.    Please clarify
how these budgets and
         income statements    consolidate margins and income from operations
and what the
         reference to    consolidating margins    represents. If these budgets
and income statements
         provided to the CODM include lower level information (e.g., SSG or PVG) that rolls up into consolidated amounts, describe the lower level information and how it is used by the
         CODM.
3. You state in your responses to comments 1 and 2 that operating expenses are available for
         PVG and SSG, and it appears that some expense information for SSG and PVG is communicated to the CEO through weekly dashboard reports for SSG and PVG, such as freight and scrap expense. Please tell us what profitability and/or expense information for
         SSG and PVG is received by the CODM or the Board of Directors, the frequency that such information is provided, and how such information is used by the CODM and/or the
         Board of Directors.
 John E. Blocher
Fox Factory Holding Corp.
July 29, 2020
Page 3

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameJohn E. Blocher                       Sincerely,
Comapany NameFox Factory Holding Corp.
                                                        Division of Corporation
Finance
July 29, 2020 Page 3                                    Office of Manufacturing
FirstName LastName